UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated May 7, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

The Board of Directors of the Company has unanimously adopted various resolutions in order to further strengthen its corporate governance system, highlighting the following:

-	the update of its related party transactions policy, which is available for consultation on the Company's website;

-	the approval of a competency matrix of the Board of Directors as an internal tool to analyze the strengths and needs of the Board's composition, also available on the Company's website;

-	the approval of internal regulations for the Appointments and Remunerations Committee (until now, its functions were regulated within the Regulations of the Internal Functioning of the Board of Directors), in order to regulate, among other matters, its functions, composition, and operation, all in line with corporate governance recommendations and best practices; and

-	the amendment of the Regulations of the Internal Functioning of the Board of Directors as set out in Annex I.

In Barcelona, on 7 May 2024

Nuria Martín Barnés

Secretary of the Board of Directors

Annex I

THE AMENDMENT OF THE REGULATIONS OF THE INTERNAL

FUNCTIONING OF THE BOARD OF DIRECTORS OF “GRIFOLS S.A.”

Article 14. The Audit Committee

1.	The Audit Committee shall be formed by three (3) to five (5) Directors, appointed by the Board of Directors, taking into account their knowledge, competence and experience in accounting, audit and risk management (both financial and non-financial) and Committee duties. As a group, the members of the Committee shall have the pertinent technical knowledge in relation to the sector of activity of the Company.

2.	The Audit Committee shall be exclusively composed of non-executive directors, of which at least the majority must be independent directors. Likewise, efforts will be made to ensure that all members of the Audit Committee, the Chairperson included, meet the independence, experience and any other requirement set out by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers Automated Quotation (NASDAQ).

3.	The Board of Directors will appoint the Chairperson of the Audit Committee, a position that shall be necessarily held by an independent director. The Chairperson of the Committee must be replaced every four (4) years and may be re-elected after the term of one (1) year has elapsed.

4.	The Board of Directors shall appoint the Secretary of the Audit Committee, who may be (a) one of the members of the Audit Committee (in which such case, it will be the Secretary member of the Audit Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Audit Committee (who, in such case, will be Secretary non-member of the Audit Committee); or (c) the Secretary or a Vice-Secretary of the Board of Directors of the Company (who, in such case, will be Secretary non-member of the Audit Committee). The Secretary shall draft the minutes of the resolutions adopted in each committee meeting and shall report to the Board of Directors through their Chairperson. The Audit Committee shall be validly formed when half plus one of its members are present or represented and their resolutions are approved by the absolute majority of the assisting members. If there is a tied vote, the vote of the Chairperson shall be final.

5.	Notwithstanding the provisions of the Law or the Articles of Association, or other duties assigned to it by the Board of Directors, the Audit Committee will have the following basic responsibilities:

(a)	In relation to the General Shareholders Meeting:

(i)	Inform the General Shareholders’ Meeting of questions raised in respect of those matters which are within the committee's competence and particularly with respect to the results of the audit of the annual accounts, explaining how it has contributed to the integrity of the financial information, and the role that the Committee has played in such process.

(b)	In relation to the Board of Directors:

(i)	Previously inform the Board of Directors about the financial statements and management report, which shall include, when applicable, the mandatory non-financial information, which due to its stock exchange listing, the Company must make public periodically; in this sense, the Committee will ensure that the interim accounts are drawn up under the same accounting principles as the annual accounts and for this purpose shall consider the appropriateness of a limited review by an external auditor;

(ii)	Previously inform of the creation or acquisition of shareholdings in special purpose entities or domiciled in countries or territories considered tax havens, as well as any other transactions or operations of a similar nature, which due to their complexity, could harm the transparency of the Group; and

(iii)	Inform of any matter that has or may have a material, financial or accounting impact.

(c)	In relation to the information and internal control systems:

(i)	Supervise and evaluate the preparation and presentation, and integrity of the mandatory financial and non-financial information related to the Company and the Group, verifying compliance with the regulation requirements, the adequate defining of consolidation boundaries and the correct application of accounting criteria and submit recommendations or proposals to the Board of Directors to protect the integrity of this information;

(ii)	Supervise and evaluate the efficiency of the Company's internal control, internal audit and risk control and management systems, financial and non-financial, concerning the Company and the Group, including any operative, technological, cybersecurity, legal, social, environmental, political, reputational or corruption related risks, periodically reviewing the internal control and risk management systems, so that any principal risks are identified, dealt with and adequately recognized, as well as discussing, with the auditor, any major flaws in the control system identified during the audit process without jeopardizing its independence. To such effects, the Committee may, if applicable, submit recommendations or proposals to the Board of Directors and the corresponding period of time for their fulfilment;

(iii)	Monitor the independence and efficiency of internal auditing; propose the selection, appointment and dismissal of the Director of the Internal Audit Department; approve or propose to the Board of Directors the approval of the Internal Audit Department's work orientation and annual work plan, making sure that their activity mainly focuses on the relevant risks (including reputational risks); propose the budget for this Department; receive periodic information on its activities (including the annual activities reports prepared by the Director of the Department); and verify that the top management takes into account the conclusions and recommendations of their reports;

(iv)	Establish and supervise a mechanism that allows employees and other persons related to the Company, such as directors, shareholders, suppliers, contractors or subcontractors, to report irregularities of potential significance, including financial and accounting irregularities, or those of any other nature, related to the Company, that they notice within the Company or its Group. This mechanism must guarantee confidentiality and enable communications to be made anonymously, respecting the rights of both the complainant and the accused party; and

(v)	In general, ensure that the internal control policies and systems established are applied effectively in practice.

(d)	In relation to the external auditor:

(i)	Submit to the Board of Directors any proposals regarding the selection, appointment, re-election and substitution of the auditor, being responsible for the selection process in conformity with the applicable regulations, including the terms of his contract, without prejudice to the faculties vested in the General

Shareholders’ Meeting and the Board with regard to the approval of such resolutions under Spanish law.

(ii)	Establish a maximum engagement period for auditors (including any extensions), ensuring that it is shorter than the maximum legal term set at any given time in order to safeguard the auditors' independence. Furthermore, before the end of the financial year in which the appointment of the Company's auditor is due to expire, the Committee will assess their potential re-election or, if necessary, initiate a selection process for the appointment of a new auditor. In this regard, the Committee will take into account the results of the annual evaluation on the auditor's independence and the temporary limitations set by applicable regulations and the Committee will strive to ensure that the auditor's selection is the outcome of a thorough consideration of various selection criteria, such as: (i) the auditor or audit firm's resources and expertise, as well as the geographical coverage of their network, or (ii) the auditor's possession of personnel with the necessary competencies and capabilities, along with systems and/or technical and specialized resources to handle complex matters in line with the scale and complexity of the audit to be conducted and the sector or activity of the Company, as well as the specialists with specific knowledge in such fields. In all cases, proposals for the selection, appointment, re-election, and replacement of the auditor shall be adequately justified;

(iii)	Be directly in charge of the remuneration and supervision of the work performed by the external auditor regarding the audit report preparation and issuance or any other similar reports relating to financial statements.

(iv)	Regularly and directly collect from the external auditor information about the development, impact and execution of the audits, as well as the audit plan and results of its execution, and verify that top management takes their recommendations into account;

(v)	Safeguard the external auditor’s independence when performing his duties, and to do so:

•	Ensure that the Company communicates through the CNMV the change in auditor and shall attach a statement of the possible existence of any disagreements with the outgoing auditor and, if applicable, its contents;

•	Establish the necessary relationships with the external auditor to receive information about any issues that may entail a threat to his independence, and which the Audit Committee will examine, and any other issues regarding the development of the audit of accounts process, and, when applicable, the authorization of the services different from those prohibited in the terms established in the applicable regulations as regards independence, as well as any notifications required in the audit of accounts legislation and in the audit regulations.

•	Ensure that the Company and the auditor respect the rules in force on providing services different to audit services, the auditor’s market concentration limits and, in general, any others rules established to guarantee the independence of the auditors and, to that end, annually receive from the external auditors a statement of their independence in relation to the entity, or any entities directly or indirectly related to it, as well as the detailed and individualized information on any kind of ancillary services provided and the corresponding fees paid by these entities to the external auditor or the persons or entities related to it in accordance with the regulations applicable to the audit of accounts activity;

•	Issue, prior to issuing the audit of accounts report and on an annual basis, a written opinion on whether the independence of the auditors or audit firms has been compromised. This opinion must include a reasoned assessment of each and every one of the ancillary services mentioned in the preceding paragraphs, which shall be individually and jointly assessed, different from the legal audit, and in relation to the independence status or regulations applicable to the audit of accounts activity; and

•	If the external auditor resigns, examine the circumstances that have caused said resignation.

(vi)	Ensure that the external auditor holds an annual meeting with the full Board of Directors to report on the work carried out and on the evolution of the Company's accounting and risk situation.

(vii)	Encourage the Group auditor to undertake the responsibility of the audits of the companies making up the group.

(viii)	Ensure that the remuneration paid to the external auditor for its work does not compromise its quality nor its independence.

(e)	In relation to external consultants:

(i)	Request that legal, accounting, financial advisors or other experts or advisors be hired, on account to the Company, to assist them in the performance of their duties.

(f)	In relation to internal conduct rules:

(i)	Supervise the compliance with the Internal Conduct Regulations in matters related to the Stock Exchange, the present Regulation, standards of conduct set out in the “Code of Ethics for Grifols Executives” and the “Code of Conduct for Grifols’ Employees” and, in general, any other internal rules of governance of the Company, as well as make the necessary proposals for improvement.

(g)	In relation to related-party transactions:

(i)	Report on related-party transactions to be approved by the General Shareholders' Meeting or the Board of Directors and supervise the internal procedure established by the Company for those transactions whose approval has been delegated.

6.	The Audit Committee will meet at appropriate intervals for the correct development of its operations.

7.	Any member of the management team or Company personnel whose presence is required by the Chairperson is obliged to attend Committee meetings and offer help, and provide access to any information he/she may have. The Chairperson of the Committee may also request the presence of the Auditors at the Committee meetings.

8.	To ensure the correct fulfilment of its duties, the Audit Committee may request advice from external professionals chargeable to the Company. For the avoidance of any doubt, in such cases, the requirements and limitations set out in Article 25 of these Regulations shall not be applicable.

9.	As indicated by the Audit Committee, the Company shall provide adequate funding to pay the fees of the external auditors or any advisor hired by the Audit Committee, as well as to cover any ordinary administrative expenses incurred by the Audit Committee in the performance of its duties.

10.	At the first Board Meeting following its meetings, the Audit Committee shall report on its activities and answer for the work carried out. All the members of the Board shall receive a copy of the minutes of the Audit Committee meetings.

Article 15. The Appointments and Remunerations Committee

1.	The Appointments and Remunerations Committee will evaluate the profile of the most suitable people to form part of the various Committees and present the corresponding proposals to the Board of Directors.

2.	The Appointments and Remunerations Committee shall be formed by three (3) to five (5) Directors, appointed by the Board of Directors, taking into account their knowledge, competence and experience and of the Committee’s duties. The Appointments and Remunerations Committee will be exclusively formed by non-executive directors, of which at least two (2) will be independent directors.

3.	The Board of Directors shall appoint the Chairperson of the Appointments and Remuneration Committee. The position of Chairperson will necessarily be held by an independent director.

4.	The Board of Directors shall appoint the Secretary of the Appointments and Remuneration Committee, who may be (a) one of the members of the Appointments and Remuneration Committee (who, in such case, will be Secretary member of the Appointments and Remuneration Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Appointments and Remuneration Committee (who, in such case, will be Secretary non-member of the Appointments and Remuneration Committee, or (c) the Secretary or a Vice-Secretary of the Board of Directors of the Company (who, in such case, will be Secretary non-member of the Appointments and Remuneration Committee). The Secretary shall draft the minutes of the resolutions adopted at each Committee meeting and report to the Board of Directors via their Chairperson. The Appointments and Remuneration Committee shall be validly formed when half plus one of its members are present or represented and their resolutions are approved by the absolute majority of the assisting members. If there is a tied vote, the vote of the Chairperson of the Committee is final.

5.	Without prejudice to other duties assigned by the Board, the Appointments and Remunerations Committee will have the following basic responsibilities:

(a)	to formulate and review the criteria to be followed for the composition of the Board of Directors in accordance with the Policy on Director Diversity in the Composition of the Board of Directors and the selection of candidates, taking into account their competence, knowledge and experience necessary on the Board, specifying the duties and aptitudes that each candidate must have in case of vacancies in addition to assessing the time and commitment needed to perform their duties effective and efficiently;

(b)	to elaborate a matrix of necessary competencies for the Board, periodically updating it in accordance with the challenges and opportunities that the Company may face in the short, medium, and long term;

(c)	to lead the annual evaluation process of the Board of Directors and its specialised committees in accordance with Article 17bis of the Board of Directors Regulations. This evaluation should cover, at a minimum, the following aspects: (i) the quality and efficiency of the performance of the Board of Directors and its committees; (ii) the size, composition, and diversity of the Board of Directors and its committees; (iii) the performance of its committees, starting from the report that they submit, as well as of the Chairperson of the Board of Directors and the chief executive officer of the Company; (iv) the performance and the contribution of every director taking special attention to the Chairpersons of such committees; (v) the frequency and duration of meetings; (vi) the content of the agenda and the adequacy of time allocated to different topics based on their importance; (vii) the quality of information received; (viii) the breadth and openness of the debates, avoiding groupthink, and; (ix) the decision-making process;

(d)	to establish a representation target for the gender that is least represented in the Board of Directors and prepare guidelines to achieve said target in accordance with the Policy on Director Diversity in the Composition of the Board of Directors;

(e)	to submit to the Board of Directors any proposals to appoint, re-elect and/or separate the independent directors prior to being submitted to the General Shareholders’ Meeting or, as the case may be, being adopted by the Board exercising its power of co-option, and in all cases informing about the character of the director proposed;

(f)	to report the proposals of appointment, re-election and/or separation of the non-independent directors for their appointment by the Board of Directors by means of co-option or their submission to the General Shareholders' Meeting by the Board of Directors;

(g)	to report the proposals of appointment and removal of the Chairperson and Vice-chairpersons of the Board of Directors;

(h)	to examine and organize the succession of the Chairperson of the Board of Directors and the chief executive officer and, as the case may be, to make proposals to the Board so that said succession takes place in an orderly and well planned manner;

(i)	to report the proposals of appointment and resignation of the Secretary and Vice-Secretaries of the Board of Directors;

(j)	to report the proposal of appointment and resignation of senior management proposed by the chief executive officer to the Board and the basic conditions of their contracts;

(k)	to periodically review the remuneration policy applied to directors and senior management, including share-based remuneration schemes and their application, and ensure that their individual remuneration is proportionate to that paid to other directors and senior management of the Company;

(l)	to ensure that potential conflicts of interest do not impair the independence of the external advice provided to the Committee;

(m)	to verify the information on directors' and senior management remuneration included in the corporate documents, including the annual report on directors' remuneration;

(n)	to propose to the Board the Directors the directors who shall be part of each of the Committees;

(o)	to propose to the Board of Directors the remuneration policy of the directors and general managers or anyone performing top-level management duties under the direct supervision of the Board, executive committees or executive directors, as well as the individual remuneration and other contractual terms regarding the executive directors, ensuring its fulfilment;

(p)	to periodically review the payment programmes of executive officers, considering their adequacy and performance; and

(q)	to report on the transactions that imply or could imply conflicts of interest and, in general, on matters covered in Chapter IX of these Regulations.

6.	Any member of the management team or personnel of the Company shall be obliged to attend the Committee meetings and provide their assistance and access to information they may have, when their presence is required by the Chairperson.

7.	To ensure the correct fulfilment of its duties, the Committee may request advice from external professionals, for this purpose Article 25 of these Regulations shall be applicable.

8.	The Committee shall consider any suggestions made by the Chairperson, the members of the Board, the managers or the shareholders of the Company. In particular, (a) the Committee shall consult the Chairperson or chief executive officer on matters relating to the executive directors and (b) any member of the Board may, if they consider it appropriate, request the Committee to take into consideration any potential candidates to cover director vacancies.

9.	The Appointments and Remunerations Committee shall meet when the Company Board of Directors or the Chairperson requests a report or the adoption of a proposal and in any case, whenever it is deemed appropriate for the smooth running of its duties. In any case, it will meet once (1) a year to prepare information on remunerations to Directors which the Board of Directors must approve and include in the annual public documentation.

10.	At the first Board Meeting following its meetings, the Appointments and Remunerations Committee shall report on its activities and respond for the work carried out. All the members of the Board shall receive a copy of the minutes of the Appointments and Remunerations Committee meetings. Article 17 bis. Periodic evaluation

Article 17 bis. Periodic evaluation.

The Board of Directors in full shall evaluate once a year:

(a)	the quality and efficiency of the performance of the Board of Directors and its committees;

(b)	the size, composition, and diversity of the Board of Directors and its committees;

(c)	~~Starting from the report presented to it by the Appointments Committee~~, the performance of its committees, starting from the report that they submit, as well as ~~of the duties~~ of the Chairperson of the Board of Directors and the chief executive officer of the Company;

(d)	the performance ~~of its Committees, from the reports presented to it by them~~ and the contribution of every director taking special attention to the Chairpersons of such committees;

(e)	the frequency and duration of meetings;

(f)	the content of the agenda and the adequacy of time allocated to different topics based on their importance;

(g)	the quality of information received;

(h)	the breadth and openness of the debates, avoiding groupthink, and

(i)	the decision-making process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 7, 2024